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January 28, 2008

VIA EDGAR CORRESPONDENCE

Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Omnicom Group Inc. Definitive 14A filed April 23, 2007 File No. 001-10551

Dear Ms. Krebs:

        On behalf of Omnicom Group Inc. (the “Company”), we are responding to your letter dated January 18, 2008 with respect to the above-referenced filing. Pursuant to our communications today and on January 25th, 2008, the Company hereby confirms its expectation that, on or about February 15, 2008, it will provide the Staff of the Division of Corporation Finance with the Company’s response to the Staff’s comment.

        If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165 or Sapna Mehta at (202) 637-1080.

Very truly yours,

/s/ Joel H. Trotter Joel H. Trotter of LATHAM & WATKINS LLP
cc:	John D. Wren, President & CEO Omnicom Group Inc. Michael O’Brien, General Counsel Omnicom Group Inc.